

October 18, 2013

Via E-mail
Allen D. Eskow
Senior Executive Vice President
and Chief Financial Officer
Valley National Bancorp
1455 Valley RD
Wayne, NJ 07470

> **Re:** **Valley National Bancorp**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response filed October 8, 2013**
> **File No. 001-11277**

Dear Mr. Eskow:

We have reviewed your response filed October 8, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2012

Recent Acquisitions, page 4

1. Please refer to your response to comment 1 of our September 25, 2013 letter. Based on the response, it appears that you considered the loan a preexisting relationship under ASC 805-10-55 at the acquisition date and that, because the loan was at market terms, there was no related accounting effect when you acquired State Bancorp, Inc. If that is true, please tell us how you were able to come to that determination considering that the loan and the repurchase of the preferred shares issued to the US Treasury appear to have been contemplated by the merger agreement. Tell us how the negotiations for the acquisition and the purchase price would have been effected absent the loan and share repurchase. In your response, please reference the specific guidance relied on in determining the appropriate accounting for the loan at the acquisition date.

Alan D. Eskow
Valley National Bancorp
October 18, 2013
Page 2

       You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have questions.

                                           Sincerely,

                                           /s/ Gus Rodriguez

                                         Gus Rodriguez
                                         Accounting Branch Chief